VIA EDGAR

February 23, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated February 5, 2009 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 29, 2008
File No. 001-16565
Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 0000-23255

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 5, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008, filed on September 29, 2008, and proxy statement on Schedule 14A filed November 4, 2008.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 31

Performance Graph, page 33

1.              We reviewed your response to comment 1 from our letter dated December 17, 2008. Please provide us the companies that comprised your peer group for purposes of creating the performance graph found in your Form 10-K for the fiscal year ended July 31, 2008.

The companies that comprise the Company’s peer group for purposes of creating the performance graph found in the Company’s Form 10-K for the fiscal year ended July 31, 2008 (the “2008 Form 10-K”) are as follows:  Sterling Construction Company, Inc. (STRL) and Coast Distribution System, Inc. (CRV).

The Company supplementally advises the Staff that Copart’s peer group as constituted for the purpose of creating the performance graph for the 2004 fiscal year (ended July 31, 2004) consisted of the following six companies in addition to Sterling Construction and Coast Distribution:  Central Parking Corp. (CPC); Insurance Auto Auctions Inc. (IAAI); Keystone Automotive Industries Inc. (KEYS); TBC Corporation (TBCC); Universal Automotive Industries, Inc. (UVSL); and JPE, Inc. (JPEI).  Between fiscal years 2004 and 2008, those additional members of our peer group have either been acquired or have discontinued trading.  As a result, the Company plans to transition the composition of the performance graph to be disclosed in its Form 10-K for the fiscal year ended July 31, 2009 (the “2009 Form 10-K”) from its current composition (i.e., Nasdaq Composite and peer group) to a comparison of the percentage change in the Company’s cumulative total shareholder return on its common stock with (i) the Nasdaq Composite, (ii) an industry or line-of business index to be identified prior to the filing of the 2009 Form 10-K, and (iii) the peer group used for the 2008 Form 10-K, with a footnote describing the Company’s intention to discontinue the use of that peer group beginning in the Company’s Form 10-K for the fiscal year ended July 31, 2010.

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.              We reviewed your response to comment 2 from our letter dated December 17, 2008. Please provide a discussion and analysis of the key variables and other factors necessary for an understanding of revenues and operating results.

In response to the Staff’s comment and its prior comment 2 from its letter dated December 17, 2008, the Company will disclose in MD&A in its future Form 10-K and Form 10-Q filings the following information relating to any increases or decreases in total revenue:  (i) the amount of the increase or decrease that was attributable to increases or decreases in the volume of cars processed and (ii) the amount of the increase or decrease that was attributable to changes in the fees charged for vehicle processing or other services.

In addition to the quantitative disclosure described above, the Company will provide, as appropriate and as described below, additional qualitative disclosure concerning variable and other factors affecting its revenues.

Discussion of Key Variables and Other Factors Affecting Revenues

The Company supplementally advises the Staff that a number of largely qualitative factors will influence the volume of cars the Company processes in a given period.  The Company has outlined these factors below, most of which are discussed in the Risk Factors section of the Company’s periodic filings.  To the extent management has concluded that one or more of these factors has influenced the Company’s volume in a particular period, the Company will provide a discussion of the factor(s) in the MD&A.

(i) Seasonality – Over 80% of the cars we process are assigned to us by insurance companies primarily as a result of an accident in which the insurance company determines the repair of the car is not economically feasible.  In this situation the insurance company will pay the policyholder the pre-accident value of the car, take ownership of the car, and contract with us to sell it on their behalf.  Because accidents are more frequent during inclement weather we process more volume during the winter months.  Also, severity of weather varies not only from season to season but from year to year as seasons with higher instances of hurricanes and ice storms will lead to more accidents.  While we know weather has a direct impact on the volume of cars processed it is not possible to reasonably quantify its impact.

(ii) Business days – Our volume is directly tied to the number of business days in a reporting period as we conduct sales every business day.  During the last six fiscal years the number of business days in each quarter of a fiscal year has varied from as few as 61 to as many as 65.  Further, the same quarters in successive fiscal years have varied by as many as two business days.

(iii) Contract wins and losses – During the course of each fiscal year we may win new contracts or lose contracts with our insurance suppliers that may have an impact on the volume of units processed when comparing quarterly volumes.

(iv) Change in the market share of our insurance suppliers – During the course of each fiscal year our insurance customers may grow or decline in the total volume of salvage units that each processes depending on their respective market share.  To the extent that an existing insurance customer grows in market share there will be a corresponding increase in volume of salvage units processed from that customer and to the extent an existing insurance supplier declines in market share we will see a reduction in salvage units from that customer.

(v) Accident frequency – The frequency of accidents will have a direct impact on the number of salvage cars we process.  However, information on accident frequency is not available on a contemporaneous basis and, accordingly, conclusion on the impact accident frequency has on quarterly volume cannot be derived.

(vi) Salvage frequency – The percentage of cars salvaged rather than repaired will have a direct impact on the number of salvage cars we process.  Salvage frequency is affected by the relationship between repair costs, the pre-accident value of an automobile (or used car pricing) and the net proceeds generated at auction.  Information on salvage frequency is not available on a contemporaneous basis and, accordingly, conclusion on the impact salvage frequency has on quarterly volume cannot be derived.

(vii) Growth in volume from non-insurance suppliers including (i) banks and finance companies which primarily liquidate repossessed vehicles, (ii) charities, (iii) franchise and independent car dealerships, (iv) individual consigners, (v) fleets, (vi) rental car companies and in some states (vii) the general public can have an impact on both volume and revenue per transaction as revenue yields for each class of supplier vary significantly.

The Company supplementally advises the Staff that management has identified the following factors as influences to the fee and service revenues we realize in connection with vehicle processing. The Company has outlined these factors below, most of which are discussed in the Risk Factors section of the Company’s periodic filings. To the extent management has concluded that one or more of these factors has had an identifiable effect on fee and service revenue in a particular period, the Company will provide a discussion of the factor(s) in the MD&A.

(i) Commodity pricing - Commodity pricing, particularly the per ton price for crushed car bodies, has an impact on the ultimate selling price of vehicles sold for scrap and vehicles to be dismantled.  Subsequent to harvesting the valuable car parts by a dismantler, the carcass of the car will often be sold for scrap. Because a portion of our revenue is based to some extent on the selling price of the vehicle, fluctuations in the average selling price may lead to variations in revenue.

(ii) Used car pricing - Used car pricing has an impact on the ultimate selling price of those vehicles that are purchased for retail sale.  Decreases in the overall used car pricing will tend to reduce the resale value of vehicles that Copart processes and reduce the amount that buyers will pay at auction.

(iii) Foreign currency exchange rates - Fluctuations in foreign currency exchange rates may have an impact on those cars being purchased for export as, for example, a stronger dollar increases the purchase price paid in our international buyer’s local currency and may lead to a reduction in the ultimate selling price of a vehicle.

The Company cannot know which cars are purchased for scrap, dismantling, resale or for export. Accordingly, the Company cannot quantify the specific impact that fluctuations in commodity pricing, used car pricing and foreign currency exchange rates have on the selling price of vehicles and on the Company’s revenue.

(iv) Product mix – Cars remarketed on behalf of individual consigners and franchise and independent dealerships are generally drivable and of better quality and, accordingly, tend to sell for higher average sales prices than cars remarketed on behalf of the insurance companies and thus have a favorable impact on the Company’s revenues.

(v) Contract mix – Seller fees vary by contract.  Further, certain seller contracts call for the Company to purchase the vehicles and resell it for our own account.  For these contracts the gross proceeds generated through the remarketing process are included in revenue.   Accordingly, a shift in the percentage of cars sold pursuant to contracts with either higher or lower fee schedules and/or a shift in the percentage of cars processed pursuant to a contract requiring the Company to purchase the vehicle will impact the Company’s fee and service revenues.

Critical Accounting Policies and Estimates, page 44

3.              We reviewed your response to comment 5 in our letter dated December 17, 2008. Please describe significant assumptions underlying your critical accounting estimates, disclose how accurate your estimates/assumptions have been in the past and how much your estimates/assumptions have changed in the past and provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to Staff’s comment, the Company notes the most significant assumptions underlying our critical accounting estimates relate to income taxes, retained insurance levels and allowance for doubtful accounts.  The Company has provided supplemental information for those items below:

Income Taxes and Deferred Tax Assets

We account for income taxes in accordance with SFAS No.109, Accounting for Income Taxes. We are subject to income taxes in the US, Canada and UK. In arriving at a provision of income taxes, we first calculate taxes payable in accordance with the prevailing tax laws in the jurisdictions in which we operate; we then analyze the timing differences between the financial reporting and tax basis of our assets and liabilities, such as various accruals, depreciation and amortization. The tax effects of the timing difference are presented as deferred tax assets and liabilities in the consolidated balance sheet. We assess the probability that the deferred tax assets will be realized based on our ability to generate future taxable income. In the event that it is more likely than not the full benefit would not be realized from the deferred tax assets we carry on our consolidated balance sheet, we record a valuation allowance to reduce the carrying value of the deferred tax assets to the amount expected to be realized. As of July 31, 2008, we had approximately $0.6 million of valuation allowance arising from the net operating losses in states where we had withdrawn our operations in prior years. To the extent we establish a valuation allowance or change the amount of valuation allowance in a period, we reflect the change with a corresponding increase or decrease in our income tax provision in the consolidated income statement.

Historically, our income taxes have been sufficiently provided to cover our actual income tax liabilities among the jurisdictions in which we operate. Nonetheless, our future effective tax rate could still be adversely affected by the following factors, including the (i) geographical allocation of our future earnings, (ii) the change in tax laws or our interpretation of tax laws, (iii) the changes in governing regulations and accounting principles, (iv) the changes in the valuation of our deferred tax assets and liabilities and (v) the outcome of the income tax examinations. As a result, we routinely assess the possibilities of material changes resulting from the aforementioned factors to determine the adequacy of our income tax provision.

Based on our results for the year ended July 31, 2008, a one percentage-point change in our provision for income taxes as a percentage of income before taxes would have resulted in an increase or decrease in the provision of approximately $2.5 million. The following analysis demonstrates, for illustrative purposes only, the potential effect that a one percentage-point deviation would have on our consolidated financial statements and is not intended to provide a range of exposure or expected deviation (in thousands, except per share data):

	-100 Basis Points	7/31/2008	+100 Basis Points
Provision for income taxes	90,221	92,718	95,215
Net income		156,932
	159,429		154,435
Diluted earnings per share	1.77	1.75	1.72

Effective August 1, 2008, we adopted Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest settlement of any particular position could require the use of cash. In addition, we are subject to the continuous examination of our income tax returns by various taxing authorities, including the Internal Revenue Service and U.S. states. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income taxes provision.

Retained Insurance Liabilities

We are partially self-insured for certain losses related to medical, general liability, workers’ compensation and auto liability. Our insurance policies are subject to a $250,000 deductible per claim, with the exception of our medical policy which is $150,000 per claim.  In addition, each of our policies contains an aggregate stop loss which limits our ultimate exposure.  Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. The primary estimates used in the actuarial analysis include total payroll and revenue.  Our estimates have not materially fluctuated from actual results.   While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations or cash flows could be impacted. The process of determining our insurance reserves requires estimates with various assumptions, each of which can positively or negatively impact those balances. The total amount reserved for all policies is approximately $5.3 million as of July 31, 2008. If the total number of participants in the medical plan changed by 10% we estimate that our medical expense would change by approximately $1.0 million and our medical accrual would change by approximately $200,000. If our total payroll changed by 10% we estimate that our workers compensation expense would change by approximately $100,000 and our accrual for workers compensation expenses would change by $100,000. A 10% change in revenue would change our insurance premium for the general liability and umbrella policy by less than $25,000.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts in order to provide for estimated losses resulting from disputed amounts billed to sellers or buyers and the inability of our sellers or buyers to make required payments. If billing disputes exceed expectations and/or if the financial condition of our sellers or buyers were to deteriorate, additional allowances may be required.  The allowance is calculated by taking both seller and buyer accounts receivables written off during the previous 12 month periods as a percentage of the total accounts receivable balance, i.e. total write-offs/total accounts receivable

(write-off percentage).  The following analysis demonstrates, for illustrative purposes only, the potential effect that a one percentage-point deviation change in the write-off percentage would have on our consolidated financial statements and is not intended to provide a range of exposure or expected deviation (in thousands, except per share data):

	-100 Basis Points	7/31/2008	+100 Basis Points
Allowance for doubtful accounts	2,296	2,600	2,904

Net income	157,123	156,932	156,741
Diluted earnings per shares	1.75	1.75	1.74

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 65

4.              We reviewed your response to comments 9 and 14 in our letter dated December 17, 2008. We understand that you remarket vehicles on behalf of sellers and for your own account through your internet selling platform. We also understand that you sell vehicles in North America primarily as an agent on behalf of insurance companies deriving revenue from transaction fees and services and that you primarily operate on principal basis in the UK purchasing and reselling vehicles. As such, the basis for your conclusion that revenues from remarketing of vehicles on behalf of sellers and revenues from selling acquired vehicles comprise a single class of revenues from services rendered is still unclear to us. It seems that you should separately state revenues from services and revenues from resale of acquired vehicles as well as related costs and expenses in accordance with Rule 5-03(b) of Regulation S-X. Please provide us with further support for your conclusion that sales and the related cost of vehicles sold for your own account, which appear to represent tangible products, should be combined with remarketing and other revenues from services in light of the disclosures throughout the document.

The Company supplementally informs the Staff that there is no substantive distinction between vehicles processed and remarketed on behalf of sellers as their agent or vehicles sold on our own account in terms of how they are processed and remarketed since all vehicles are collected, stored, processed and remarketed in the same manner.  The main supply of vehicles, whether those to be remarketed on our own account or on behalf of sellers, is also the same (i.e., primarily larger insurance companies needing to dispose of salvaged vehicles).  However, as described further below, certain contracts with UK insurance companies were inherited from recent acquisitions and require the Company to purchase the vehicle just prior to it being remarketed through the auction process.  These UK contracts represent the substantial majority of vehicles sold on our own account.  All vehicles are remarketed to the same buyers, utilizing the Company’s internet selling platform Virtual Bidding Second Generation (VB2), under the same terms and conditions.

The net proceeds per transaction derived from vehicles sold on behalf of an assignor and those sold for our own account per transaction are similar. Net proceeds are either, total revenue for an agency model transaction or revenue less the cost of the vehicle for a purchase model transaction.  In calendar year 2008, there was a difference of less than 7% in the UK between the net proceeds derived from vehicles sold on behalf of an assignor and those sold for our own account.

Further, the time period in which the Company technically has ownership of the vehicle is short.  In our fourth quarter of fiscal year 2008, 66.5% of the vehicles that we sold for our own account were purchased and resold within 9 days.   The remarketing process is the same regardless of whether the vehicle is sold on consignment or remarketed for our own account and, accordingly, the time period between the settlement with the policy holder by the insurance company and the award of the vehicle to the high bidder through the auction process is the same.

Finally, the contracts with insurance companies that require the Company to purchase the vehicle were inherited from companies acquired in fiscal years 2007 and 2008.  The Company’s intention is to migrate the inherited contracts from the “purchase model” to the “agency model” and, in fact, during our fourth quarter of last fiscal year and in our current fiscal quarter, the Company migrated two major purchase model contracts to the agency model.  While the contacts were changed with respect to ownership of the vehicle at the time of sale and the identity of the ultimate seller, the services performed by the Company, collection of the vehicle, storage and processing methodologies, and remarketing platform remained unchanged.

The Company has considered the requirement pursuant to rule 5-03(b) to separately present different classes of revenues and related costs on the Company’s statements of income.  Given the above considerations, the Company has determined that revenues recognized related to the remarketing of vehicles on behalf of sellers or the Company’s own account comprise a single class of revenues and represents the most meaningful presentation in the consolidated statements of income because the services provided and the processes implemented are identical.

5.              We reviewed your response to comment 11 in our letter dated December 17, 2008. Please tell us whether you also use the relative fair value method to allocate arrangement consideration to separate units of accounting when there is objective and reliable evidence of fair value for all units of accounting in an arrangement. If so, tell us the circumstances when there is objective and reliable evidence of fair value of each unit of accounting and when there is no objective and reliable evidence of fair value of delivered items. Otherwise, please explain to us why prices you charge for the resale services sold separately are not representative of fair value. Refer to paragraph 16 of EITF 00-21. In addition, if applicable, clarify your accounting policy in future filings.

The Company supplementally informs the Staff that the Company has no instances where it uses the relative fair value method to allocate arrangement consideration to separate units of accounting.  There are two instances in which the Company has multiple elements in an arrangement.   The first instance involves (1) the remarketing of the vehicle on behalf of the seller, and (2) the collection of the gross proceeds on the seller’s behalf.  In this arrangement the Company defers the recognition of the related service revenue (seller fees) until the last step in the arrangement, the collection of the gross proceeds from the buyer, is completed.  As the service provided related to the collection of the gross proceeds on the seller’s behalf is not sold on a stand-alone basis by the Company and as the Company has not identified stand-alone transactions of a similar nature provided by third parties, the Company has concluded that it is unable to determine objective and reliable evidence of fair value for this service. Accordingly, the Company has determined that these two services cannot be accounted for as separate units of accounting. The Company recognizes the seller fees as revenue upon collection of the gross proceeds on the seller’s behalf.  The second instance of an arrangement containing multiple elements relating to certain “buyer fees” received from (1) a contract to sell a vehicle to a buyer through the internet auction process and (2) loading the purchased vehicle onto the buyer’s transport.  These services are not sold separately by the Company. The Company has obtained objective and reliable evidence, pursuant to paragraph 16 of EITF 00-21, to establish the fair value of the loading element of the arrangement, which is the undelivered element as of the close of the auction. Paragraph 12 of EITF 00-21 states as follows:

“…there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).”

As objective and reliable evidence of fair value has been established for the loading element, the Company uses the residual method pursuant to paragraph 12 of EITF 00-21 to allocate arrangement consideration to the revenue earned by providing the internet auction process (the delivered element).

Note (14) Segments and Other Geographic Information, page 87

6.              We reviewed your response to comment 13 in our letter dated December 17, 2008. Based on the information you provided it seems that you have structured your business in five specific geographic regions and may have more than one operating segment. Please clarify whether you believe each of the regions identified in your response are operating segments as defined in paragraph 10 of SFAS 131 and whether the regions are aggregated since they exhibit similar economic characteristics and meet the aggregation criteria in paragraph 17 of SFAS 131. If each region represents an operating segment, please provide us with support that they have similar economic characteristics and, in any event, provide support for your US and Canadian operations and UK operations. In doing so, include the measure(s) that your CODM uses to evaluate and allocate resources to your operating segments, as well as revenues and gross margins, for the last five years and explain why the information supports a conclusion that the segments exhibit similar economic characteristics. In addition, it seems that your chief operating decision maker may be a group as referred to in paragraph 12 of SFAS 131. Please provide us with a copy of the annual and monthly review package given to the CODM for the most recent year and interim period. Also provide a copy of the package given to the Board of Directors for the same periods.

To clarify, we believe that the Company has one operating segment. Under SFAS 131, paragraph 10 “[a]n operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.” Under this definition, the Company’s regions are not operating segments because the Company does not generate discrete financial information on a regional basis, with the exception of the UK which is presented separately due only to the fact that its financial records are maintained in a different currency.  As a result and as further supported below, the Company believes that it has one operating segment, which represents the remarketing of vehicles.

Willis Johnson, the Chairman and CEO, is the sole CODM, as defined in SFAS 131. No other corporate executive has the responsibility or authority for allocation of the Company’s resources as described below. Substantially all of the significant elements of the Company’s operating and financing processes are centralized and directed by Mr. Johnson. The primary allocations of the Company’s resources are (i) acquisitions, (ii) purchases of real estate for new facilities, and (iii) share repurchases.  Given the centralized nature, Mr. Johnson reviews consolidated operating results, consolidated cash on the balance sheet, and expected future consolidated cash flows when allocating resources. As described further below, the primary consideration for allocation of resources is the Company’s capacity to store and process salvaged vehicles on behalf of its sellers.

The Company believes that additional information about our operations is important to provide an understanding of how we manage our operations centrally.  The Company has a network of 146 facilities (or yards); 134 yards in the U.S., 2 yards in Canada and 10 yards in the UK.   An individual yard is principally a storage yard for salvaged vehicles and consists of approximately 40 acres of land surrounded by security fencing, an office building, and equipment necessary for moving and loading the salvaged vehicles.  The primary distinction between the individual yards is the annual volume of vehicles processed.  The functions of a typical yard are performed by 20 or fewer yard employees and all yards employ the same standardized Copart operational processes with respect to the collection, storage, processing and delivery, or loading, of vehicles.  The yards are not involved in obtaining or negotiating salvage vehicle supplier contracts. These contracts are negotiated and managed by a central marketing department located at Copart’s corporate headquarters.  The majority of the contracts obtained by our marketing department generate vehicle supplies from larger insurance carriers that impact several yards and multiple regions.  The primary functions performed at each yard are to collect, receive, and store the vehicle on behalf of the sellers and to load the vehicles on the transport for the buyer.  These tasks are uniformly performed pursuant to processes, methodologies and timetables established at the Company’s headquarters.  The Company views its yards as a network of storage for salvage vehicles and not as individual yards or regions.

The Company has over 100 nation-wide contracts with insurance companies which it can obtain and service only because it has a network of yards covering most major metropolitan areas.  Copart believes its expansive network of yards provides it a competitive advantage in gaining these larger insurance company contracts.  In turn, having this large supply of vehicles for sale is then critical to attracting buyers internationally.  All vehicles are sold on our internet selling platform VB2.  This platform was developed and is managed at the Company’s corporate headquarters.  All buyer accounts are managed and maintained at the Company’s headquarters.  All buyers are provided the same services and purchase vehicles under the same terms and conditions.   All pricing, service offerings and products are determined by Company management at the Company’s headquarters.  All information technology systems development, architecture and feature designs are performed solely at the Company’s headquarters.  Additionally, all accounting, finance, human resources, legal, executive management, and strategic development are conducted solely at the Company’s headquarters.

Although the Company has determined that it has one operating segment and believes the aggregation criteria are not relevant to its facts and circumstances, the Company has provided the requested revenue and gross margin information for the US and Canadian operations (North America) and for the UK operations on a supplemental schedule contained in binder #5 of the Materials (as defined below).   A discussion of the similarity of economic characteristics and aggregation criteria follows in the paragraphs below.

Paragraph 17 of SFAS 131 provides the following guidance regarding aggregation of two or more operating segments:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products and services.

b. The nature of the production processes.

c. The type of customer for their products and services.

d. The methods used to distribute their products or provide their services.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company believes these criteria would be met based on the following evaluation:

a. The nature of the products and services.  The Company provides vehicle sellers with a full range of remarketing services to process and sell vehicles over the Internet through the Company’s VB2 Internet auction-style sales technology. Sellers are primarily insurance companies but also include banks and financial institutions, charities, car dealerships, fleet operators, vehicle rental companies and the general public.  The primary functions performed at each yard are to collect, receive, and store the vehicle on behalf of the sellers and to load the vehicles on the transport for the buyer.  These tasks are uniformly performed pursuant to processes, methodologies and timetables established and audited by teams at the Company’s headquarters. All yards provide these services, regardless of location.

b. The nature of the production processes.  As described further above, the tasks of each yard, whether in North America or in the UK, are uniformly performed pursuant to processes, methodologies and timetables established at the Company’s headquarters.

c. The type of customer for the products and services.  The Company provides vehicle sellers with a full range of remarketing services to process and sell vehicles over the Internet through the Company’s VB2 Internet auction-style sales technology. Sellers are primarily insurance companies but also include banks and financial institutions, charities, car dealerships, fleet operators, vehicle rental companies and the general public.  The Company sells principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters.  This is consistent for both our North America and UK operations.

d. The methods used to distribute the products or provide the services.  As described further above, all vehicles are sold on our VB2 internet selling platform.  This platform was developed and is managed at the Company’s corporate headquarters.  All buyers are required to pick up the purchased vehicles from the yard where they are located.  Each yard will load the purchased vehicles onto the buyer’s transport.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.  This criterion is not applicable because Copart does not operate in a regulated industry.

We do note that current gross margins of the North America operations compared to UK operations do not appear to be similar.  The Company believes this is not an indication that the North America and UK operations lack similar economic characteristics or expected long-term average gross margins.  In particular, it should be noted that the UK operations were recently acquired and operate primarily on the “purchase model”, as described further in the response to comment 4, which reduces the historical gross margin percentage.  The Company entered the UK market through a series of acquisitions.  It made its first UK acquisition in our fourth quarter of fiscal 2007, its second UK acquisition in our first quarter of fiscal 2008, and its third and fourth UK acquisitions in our third quarter of fiscal 2008.   Accordingly, the Company has only two quarters that include the operations of all of its UK acquisitions.  As part of the integration process to bring the UK yards into conformity with Copart’s standardized processes, the Company has incurred additional expenses associated with closing down certain yards based on capacity expectations, terminating certain leases and rationalizing the workforce.   These integration costs further reduce the historical comparability of the North America and UK operating results.  As also discussed in our response to comment 4, the Company inherited the contracts that called for the purchase and resale of the vehicles from its recent UK acquisitions.  The Company’s intention is to migrate the inherited contracts from the purchase model to the “agency model”, as described further in the response to comment 4.  In fact, during our fourth quarter of last fiscal year and in our current fiscal quarter, the Company migrated two significant purchase model contracts to the agency model.  The Company expects that over the long-term, these contract conversions and the effects of full integration will lead to similar operating margins.  Therefore, the Company believes that the North America and UK operations would satisfy the criteria in paragraph 17 to be considered economically similar.

The Company will deliver to the Staff, pursuant to its request, the following supplemental information (the “Materials”) which will arrive under separate cover scheduled for delivery on Tuesday, February 24, 2009:

•                  financial data provided to the audit committee and board of directors for the three and twelve month periods ended July 31, 2008 and the three and six month periods ended January 31, 2009 (Binder #5);

•                  internal annual review packages provided to the CODM (Binders 1-2);

•                  internal monthly review packages provided to the CODM (Binders 3-4);

•                  yard capacity information reviewed by the CODM as of July 31, 2008 and January 31, 2009 (Binder #5); and

•                  supplemental schedule of revenue and gross margin for North America and the UK for the last five years (Binder #5).

Mr. Johnson reviews only the sections of the Materials presenting consolidated financial data when allocating resources. Of the more detailed information provided in the Materials, Mr. Johnson reviews the yard capacity information with respect to overall yard capacity and availability for additional volume to service current and potential customers. Individual yard operating results located in the internal monthly review packages contained in the Materials are not reviewed by Mr. Johnson for resource allocation.  These reports are prepared primarily for use by lower levels of management as a tool to evaluate a general manager’s ability to reduce cost per car and other controllable variables at the yard level.   In addition, the Company notes that the Materials contain separate financial packages for the UK operations.  The sole reason for the separate set of UK operation financial statements in the Materials is because the UK business is conducted in a different currency.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

7.              We reviewed your response to comment 17 from our letter dated December 17, 2008. Please define the term performance-based in this instance and the types of compensation which you consider performance-based. Also, please indicate why the board believes that performance-based compensation such as cash bonus or equity compensation should represent a substantial portion of an executive officer’s compensation package.

We consider “performance-based” compensation to be the portion of an executive’s total compensation that is determined based on (i) the executive’s individual contribution to the Company’s strategic goals and operating results, as in the case of discretionary cash bonuses and equity awarded in recognition of individual performance, or (ii) the Company’s degree of success in meeting certain performance targets as established under the Executive Bonus Plan.

The board of directors believes that performance-based compensation, such as cash bonuses and equity awards, drives business performance and aligns the interests of the executives with those of the Company’s shareholders.  For instance, equity awards in the form of stock options align executive officer financial interests directly with shareholders via stock price appreciation over the vesting period of the options.  In addition, the Company’s cash bonus program helps translate the Company’s overall strategic initiatives (which are geared toward improvement in the Company’s financial strength) into daily actions, with rewards provided to employees who accomplish their goals.  The Company will include similar disclosures in future filings.

*     *     *     *     *

Copart further acknowledges that:

•                  Copart is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Copart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (707) 639-5000 with any questions regarding the above.

Sincerely,

/s/ William E. Franklin
William E. Franklin
Senior Vice President and Chief Financial Officer